Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Third Quarter Ended May 31st, 2010

The following management discussion and analysis has been prepared as of July 29, 2010.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2010 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter the Company continued work on its Las Bolas property concentrating on the new Filo do Oro zone on the east side of the property in preparation for drilling.

Las Bolas Property

During the quarter ending May 31, 2010, the Company concentrated field work on the portion of the Las Bolas property called the Filo de Oro trend.  This new zone will be included in the next drill program, which has commenced as of the date hereof. The significance of this large zone and its potential for a bulk mineable gold deposit was recognized in the latter part of 2009.  Rehabilitation of the main workings in the area, called the Los Hilos West tunnel, included crossing an internal, water-filled shaft to access the last portion of the tunnel.  Detailed mapping and systematic sampling of this and other smaller workings showed that gold mineralization in the one to multi gram range and is hosted in many vein systems of different orientations in the metre wide range. The gold values within the Los Hilos West tunnel in the vicinity of the internal shaft are significantly higher and it seems that the shaft was excavated to follow those higher grades.  This likely indicates that the mineralization extends to depth below the level of the tunnel. Lower grade, but still very significant gold mineralization, was also found in breccia zones and wall rock in general.  Silver accompanied the gold values, but gold is the dominant metal.

The Los Hilos West tunnel has been extensively sampled with very encouraging results.  Some 275 channel samples taken over its 208 metre length with an average grade of 1.53 g/t gold and 54 g/t silver, including 61samples averaging 1.48 g/t gold & 35 g/t silver (2.06 g/t gold Equivalent – based on gold grade, plus silver divided by 60 assuming 100% recoveries) over a 31 metre length.  Previous sampling included a higher grade zone of 12 samples averaging 8.50 g/t gold and 129 g/t silver over 8.32 metres. The sampling density from 80 metres to 144 metres along the length of the tunnel averages one sample every 4.5 metres and requires infill sampling. The mineralization is still open since the last three contiguous samples at the end of the tunnel averaged 0.75 g/t gold and 16 g/t silver over 1.80 metres. The highlight of the current Los Hilos West tunnel channel-sampling is 6.05 g/t gold and 54 g/t silver over a 1.10 metre width including 33 gm g/t gold over 6 metres.

The Los Hilos area includes the Los Hilos, Mosca de Plata and Palo Dulce vein systems which in turn are part of the larger NE-SW Frijolar mineralized trend. The north-south Filo de Oro trend intersects the Frijolar trend and the high grade vein systems act as sweeteners for the Filo de Oro bulk tonnage potential.

Detailed surface mapping and sampling was also conducted in this area with very positive results.  The topography is very favourable, with the zone being an easily accessible topographic ridge, with a zero stripping ratio.  The nearby Orisyvo deposit, about 5 kilometres from Filo de Oro, which is owned by Fresnillo PLC has an average grade of 1.3 g/t gold according to the Fresnillo PLC website.  The fact that four drills are turning 24/7 at Orisyvo indicates that Fresnillo is quite encouraged with what they are finding, despite the fact that the deposit is in a very difficult topographic situation, perched on the edge of a cliff and the mineralization is at depth.

The roughly north-south Filo de Oro trend is a topographic high located at the east end of the east-west Las Bolas, Frijolar and Corazon trends.  These three east west trends host the other 12 known vein systems on the Las Bolas property and the main Las Bolas mine workings which were the focus of the NI 43-101 report completed last Fall.

Drilling planned for the fourth quarter will include holes in the Las Bolas area, as recommended in the Company’s 43-101 report as well as the first diamond drill holes in the Los Hilos area. Extensive road building and drill station preparations have been completed following a review of geological, geochemical and structural information and the selection of the drill hole locations.

Other Properties

During the third quarter ended May 31, 2010, the Company did not perform any work on its other properties.

Results of Operation

For the quarter ending May 31, 2010, the Company incurred a net loss of $689,676 compared to a net loss of $262,720 during the second quarter and $186,412 in the third quarter last year.  The significant differences between these periods include:

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Stock based compensation fees were nil in the second quarter and  nil  in the third quarter last year compared to $492,137 in the last quarter due to the grant of options during the quarter. While the Company granted the options at a premium to the market price, these charges are a result of mandatory accounting practices which require a calculation using the Black-Scholes option valuation model to expense stock options.  As volatility is one variable in the calculation of this non cash charge, the large volatility of junior mining stocks has resulted in a large value to be expensed for stock options.

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A significant increase in cash and cash over last year is a result of the completion of a private placement during the second quarter raising almost $3 million.

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Foreign exchange expenses have been reduced significantly this year from last due to the strengthening value of the Canadian dollar against the Mexican peso.

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Consulting fees increased $22,031 during the past quarter compared to last year as the Company began hiring for its upcoming exploration program as its financing was completed in the second quarter.  The fees were higher in the first quarter this year also compared to other quarters due to the costs associated with the completion of the Company’s NI 43-101 technical report.

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Professional fees, transfer agent fees and filing fees were all higher this past year as a result of the costs associated with the private placement.

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While wages and benefits are slightly less this year compared to last, this amount will increase for the remainder of the year as the exploration programs are commenced.  This is evidenced in the third quarter with a $9,221 increase.

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Interest income is less this year compared to last year due to both lower interest rates and reduced capital earning interest as the Company financed its exploration activities.  Interest income was higher in the third quarter due to the use of GICs to hold excessive funds from the private placement.

As of May 31, 2010, deferred mineral property exploration costs totalled $7,465,723 compared to $7, 007,530 at August 31, 2009.  During the first three quarters of the year, the Company incurred a total of $458,193 in exploration expenditures including $92,795 on assaying and $94,174 doing geology and mapping mainly on its Las Bolas property.  $175,518 of facilities and other in deferred exploration costs included such expenses as core boxes, rental of a core shack and other preparatory work for the upcoming drill program.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

May 31, 2010	5,010	689,676	0.01
February 28, 2010	443	262,720	0.00
November 30, 2009	2,998	186,412	0.00
August 31, 2009	7,994	1,569,319	0.04
May 31, 2009	1,411	184,103	0.00
February 28, 2009	5,829	260,255	0.00
November 30, 2008	8,731	182,506	0.00
August 31, 2008	41,789	95,487	0.00

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in February 2008, 2009 and May 2010 is largely a result of a stock based compensation charges and general expenses.  The significant increase in net loss in August 31, 2009 is a result of a write down of mineral property exploration costs in the quarter of $1,435,660.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $2,438,286 at May 31, 2010 compared to a working capital position of $712,378 at August 31, 2009.  The Company’s cash and short-term investment position at May 31, 2010 was $2,446,766.

In January and February 2010 the Company completed a private placement of 19,721,466 units at a price of $0.15 per unit for gross proceeds of $2,958,220.  Each unit consisted of one common share and one half of one share purchase with each whole warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.25.  Once resale restrictions on the shares have expired and upon the Company’s shares trading at or above a weighted average trading price of $0.40 for 20 consecutive trading days, the Company may give notice that the warrants will expire 30 days from the date of providing such notice (in writing to warrant holders and via a news release).  Total finder’s fees of $163,860 were paid and 1,084,400 agent’s warrants having the same terms as the warrants under the units was paid.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

Accounts payable and accrued liabilities include $31 (2009 - $3,967) due to a company controlled by a director.

During the nine months ended May 31, 2010, the Company paid $90,000 (2009: $90,000) recorded as management fees for geological and management services to a company controlled by a director

A private company controlled by one of the directors charged $35,620 for the nine months ended May 31, 2010 (2009: $41,805), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

During the nine months ended May 31, 2010, the Company paid $45,064 (2009 - $49,689) in wages, benefits and consulting fees to two directors of the Company.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes to the accounting policy during the quarter.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of May 31, 2010 and the date hereof, an aggregate of 80,655,503 common shares were issued and outstanding.

The Company has the following warrants outstanding as of May 31, 2010:

Expiry date	Exercise price	Number of Warrants

January 21, 2012	$0.25	7,062,733
February 13, 2012	$0.25	3,882,400

As of May 31, 2010, the Company had 7,425,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.09 years at a weighted average exercise price of $0.29.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.